Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 AUG 20 A

14 August 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

08004416

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company
2. Total Voting Rights
3. Response to Press Comment
4. Rule 2.10 Announcement
5. Rule 2.10 Announcement
6. Rule 2.10 Announcement
7. Rule 2.10 Announcement
8. Rule 2.10 Announcement
9. Notice of Results

PROCESSED
AUG 21 2008
THOMSON REUTERS

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

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Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	14:24 15-Jul-08
Number	1144Z14

Michael Page
INTERNATIONAL

RNS Number : 1144Z
Michael Page International PLC
15 July 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YE
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____________	

3. Full name of person(s) subject to notification obligation:	CAPITAL RESEARCH AND MANAGEMENT COMPANY
4. Full name of shareholder(s) (if different	

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	11 JULY 2008
6. Date on which issuer notified:	14 JULY 2008
7. Threshold(s) that is/are crossed or reached:	14%

8: Notified Details						
A: Voting rights attached to shares						
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering**			
	Number of shares	**Number of voting rights**	**Number of shares Indirect**	**Number of voting rights**		**Pe vo**
				Direct	**Indirect**	**Di**
ORDINARY SHARES (GB0030232317)	44,975,190	44,975,190	45,630,190		45,630,190	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percent voting**
N/A				

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
45,630,190	14.1925%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	

For notes on how to complete form TR-1 please see the FSA website.

Michael Page International plc

Number of Percent of

Shares Outstanding

Capital Research and Management Company ("CRMC") holdings
45,630,190 14.193%

Holdings by CRMC;

- Capital Research and Management Company
45,630,190 14.193%

- SMALLCAP World Fund, Inc.
- New Perspective Fund

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page Intl
TIDM	MPI
Headline	Total Voting Rights
Released	09:11 31-Jul-08
Number	2972A09

Michael Page
INTERNATIONAL

RNS Number : 2972A
Michael Page International PLC
31 July 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 321,676,144 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 321,676,144.

The above figure of 321,676,144 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page Intl
TIDM	MPI
Headline	Response to Press Comment
Released	08:33 05-Aug-08
Number	6371A08

Michael Page INTERNATIONAL

RNS Number : 6371A
Michael Page International PLC
05 August 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

5 August 2008

Michael Page International plc ("Michael Page" or the "Company")

Response to Press Speculation

The Board of Michael Page notes the recent movement in its share price and press speculation and confirms that it has received an unsolicited preliminary approach from Adecco regarding a possible offer for the Company. The approach is subject to a number of waivable pre-conditions, including due diligence.

The Board of Michael Page continues to believe that the Company has a very strong future as an independent group. The clear strategy of organically diversifying the group's activities by geography and discipline and increasing its exposure to growth markets, together with the longer-term structural growth drivers of the specialist recruitment market, mean that the Company has excellent prospects.

This announcement is made without the consent of Adecco. There can be no certainty that an offer will be made, nor as to the terms on which any offer might be made even if the pre-conditions are satisfied or waived.

A further announcement will be made when appropriate.

Enquiries:
Financial Dynamics Tel: +44 (0)207 269 7156
David Yates / Richard Mountain

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Adecco or Michael Page, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Adecco or Michael Page, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Adecco or Michael Page by Adecco or Michael Page, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/new/.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Rule 2.10 Announcement
Released	11:48 05-Aug-08
Number	6708A11

RNS Number : 6708A
Michael Page International PLC
05 August 2008

5 August 2008

FOR IMMEDIATE RELEASE

Michael Page International plc ("Michael Page" or the "Company")

Rule 2.10 Announcement

Michael Page announces, in accordance with Rule 2.10 of The City Code on Takeovers and Mergers, that it currently has 324,484,823 issued ordinary shares of 1 pence each.

The International Securities Identification Number for Michael Page's ordinary shares is GB0030232317.

Enquiries:

Financial Dynamics: David Yates	Tel: +44 (0)207 269 7156

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Adecco or Michael Page, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which

the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Adecco or Michael Page, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Adecco or Michael Page by Adecco or Michael Page, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/new/.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page Intl
TIDM	MPI
Headline	Rule 2.10 Announcement
Released	11:37 06-Aug-08
Number	7624A11

Michael Page
INTERNATIONAL

RNS Number : 7624A
Michael Page International PLC
06 August 2008

- 6 August 2008

FOR IMMEDIATE RELEASE

Michael Page International plc ("Michael Page" or the "Company")

Rule 2.10 Announcement

Michael Page announces, in accordance with Rule 2.10 of The City Code on Takeovers and Mergers, that it currently has 324,551,739 issued ordinary shares of 1 pence each.

The International Securities Identification Number for Michael Page's ordinary shares is GB0030232317.

Enquiries:

- Financial Dynamics: Richard Mountain   Tel: +44 (0)207 269 7186

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Adecco or Michael Page, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Adecco or Michael Page, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Adecco or Michael Page by Adecco or Michael Page, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/new/.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

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Company	Michael Page Intl
TIDM	MPI
Headline	Rule 2.10 Announcement
Released	12:22 08-Aug-08
Number	9742A12

Michael Page
INTERNATIONAL

RNS Number : 9742A
Michael Page International PLC
08 August 2008

- 8 August 2008

FOR IMMEDIATE RELEASE

Michael Page International plc ("Michael Page" or the "Company")
Rule 2.10 Announcement

Michael Page announces, in accordance with Rule 2.10 of The City Code on Takeovers and Mergers, that it currently has 324,560,407 issued ordinary shares of 1 pence each.

The International Securities Identification Number for Michael Page's ordinary shares is GB0030232317.

Enquiries:

- Financial Dynamics: David Yates Tel: +44 (0)207 269 7156

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Adecco or Michael Page, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Adecco or Michael Page, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Adecco or Michael Page by Adecco or Michael Page, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/new/.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

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Company	Michael Page Intl
TIDM	MPI
Headline	Rule 2.10 Announcement
Released	10:33 11-Aug-08
Number	0481B10

Michael Page INTERNATIONAL

RNS Number : 0481B
Michael Page International PLC
11 August 2008

- 11 August 2008

FOR IMMEDIATE RELEASE

Michael Page International plc ("Michael Page" or the "Company")

Rule 2.10 Announcement

Michael Page announces, in accordance with Rule 2.10 of The City Code on Takeovers and Mergers, that it currently has 324,561,062 issued ordinary shares of 1 pence each.

The International Securities Identification Number for Michael Page's ordinary shares is GB0030232317.

Enquiries:

- Financial Dynamics: David Yates Tel: +44 (0)207 269 7156

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Adecco or Michael Page, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Adecco or Michael Page, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Adecco or Michael Page by Adecco or Michael Page, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/new/.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

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Company	Michael Page Intl
TIDM	MPI
Headline	Rule 2.10 Announcement
Released	10:21 12-Aug-08
Number	1353B10

Michael Page
INTERNATIONAL

RNS Number : 1353B
Michael Page International PLC
12 August 2008

- 12 August 2008

FOR IMMEDIATE RELEASE

Michael Page International plc ("Michael Page" or the "Company")

Rule 2.10 Announcement

Michael Page announces, in accordance with Rule 2.10 of The City Code on Takeovers and Mergers, that it currently has 324,620,251 issued ordinary shares of 1 pence each.

The International Securities Identification Number for Michael Page's ordinary shares is GB0030232317.

Enquiries:

- Financial Dynamics: Richard Mountain Tel: +44 (0)20 7269 7186

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Adecco or Michael Page, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Adecco or Michael Page, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Adecco or Michael Page by Adecco or Michael Page, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/new/.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

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Company	Michael Page Intl
TIDM	MPI
Headline	Notice of Results
Released	16:03 13-Aug-08
Number	2782B16

RNS Number : 2782B
Michael Page International PLC
13 August 2008

Michael Page International plc

Notice of 2008 Interim Results

Michael Page International plc will release its 2008 Interim Results at 7.00am on Monday 18th August 2008.

The company will host a presentation for analysts and investors at 9.30am on 18th August 2008 at

Financial Dynamics
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB
United Kingdom.

A conference call facility is available for analysts and investors unable to attend, details of which are below.

Link:

http://w.on24.com/r.htm?
e=116816&s=1&k=1A16D55EBFC1DF0A9E81BFDA0862AB9F

Dial-In: +44 (0) 1452 569 393
ConferenceID: 59612130

Please quote the Conference ID '59612130' and "Michael Page Conference Call" to gain access to the call.

A presentation and recording to accompany the Interim Results Presentation will be posted during the course of the morning of 18 August 2008 on the company's website at

http://investors.michaelpage.co.uk/presentations

Michael Page International plc
Steve Ingham Chief Executive 01932 264144
Stephen Puckett Finance Director 01932 264144

Financial Dynamics
Richard Mountain/David Yates 020 7269 7186

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